FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes _____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding issue of super short-term debentures of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on June 7, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As resolved at the 2010 Annual General Meeting of Huaneng Power International, Inc. (the "Company"), the Company may apply to the National Association of Financial Market Institutional Investors for the quota to issue super short-term debentures with a principal amount of not exceeding RMB20 billion (to be issued with such period on a rolling basis). On 9 May 2012, the Company received a notification on acceptance of registration (Zhong Shi Xie Zhu [2012] No. SCP5) from the National Association of Financial Market Institutional Investors, accepting the registration of the super short-term debentures of the Company.

The Company has completed the issue of the first tranche of the Company’s super short-term debentures for 2012 on 6 June 2012 (the "Debentures"). The total issuing amount was RMB5 billion with a maturity period of 270 days whereas the unit face value is RMB100 and the interest rate is 3.35%.

China Construction Bank Corporation and Bank of Communications Co., Ltd. act as the joint lead underwriters to form the underwriting syndicate for the Debentures, which will be placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used principally to settle part of the bank loans so as to improve its debt structure and to supplement short term operational working capital.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House on websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
7 June 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:  June 7, 2012